January 13, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ivy Funds, Inc. (the Registrant)
Post-Effective Amendment No. 48 to its Registration Statement on Form N-1A
(File Nos. 33-45961 and 811-6569)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the Act), the Registrant hereby requests withdrawal of Post-Effective Amendment No. 48 to its Registration Statement on Form N-1A (File No. 33-45961), as filed via EDGAR with the Securities and Exchange Commission (the Commission) on June 25, 2009 (the Amendment).

         The purpose of the Amendment was to establish one new series of the Registrant as part of a domicile reorganization. The Registrant wishes to file a new Post-Effective Amendment to its Registration Statement both to establish that new series and to comply with the recently adopted "summary prospectus" rule and amendments to Form N-1A. Accordingly, the Registrant is seeking withdrawal of the Amendment.

No securities have been issued or sold pursuant to the Amendment. No fee has been paid by the Registrant in connection with the Amendment.

Pursuant to the requirements of Rule 477 under the Act, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Please direct any question you may have concerning this application to Kristen A. Richards, Assistant Secretary to the Registrant, at 913-236-1923. Thank you.

Ivy Funds, Inc.

By: /s/ Kristen A. Richards Name: Kristen A. Richards Title: Assistant Secretary